UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENTELLUS MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29363K 105

(CUSIP Number)

Stacy M. Campbell-Kraft

Split Rock Partners, LP

16526 West 78th St., Suite 504

Eden Prairie, MN 55346

(952) 995-7492

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Amy E. Culbert

Fox Rothschild LLP

Campbell Mithun Tower — Suite 2000

222 South Ninth Street

Minneapolis, Minnesota 55402

(612) 607-7000

February 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29363K 105	SCHEDULE 13D

1	Name of Reporting Persons: Split Rock Partners, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person: PN

CUSIP No. 29363K 105	SCHEDULE 13D

1	Name of Reporting Persons: Split Rock Partners Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person: OO

Item 1.                                                         Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2015 (the “Original Statement”) filed on behalf of Split Rock Partners, LP, a Delaware limited partnership (“SRP”), and Split Rock Partners Management, LLC, a Delaware limited liability company (“SRPM”) (SRP and SRPM, together the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Entellus Medical, Inc., a Delaware corporation (the “Company”).

Except as set forth below, there are no changes to the information in the Original Statement.  All terms used but not defined in this Amendment No. 1 are as defined in the Original Statement.  The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is amended and supplemented by adding the following information to Item 3:

On February 28, 2018, the Company completed its merger with Explorer Merger Sub Corp. (“Merger Sub”), a Delaware corporation and a direct or indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), whereby Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a direct or indirect wholly owned subsidiary of Stryker (the “Merger”).  The Merger was effected pursuant to an Agreement and Plan of Merger, dated as of December 7, 2017 (the “Merger Agreement”), by and among Stryker, Merger Sub and the Company.

At the effective time of the Merger (the “Effective Time”), each share of Common Stock (other than (i) shares held directly by the Company as treasury stock or held directly by Stryker or any subsidiary of Stryker (including Merger Sub) immediately prior to the Effective Time and (ii) any dissenting shares), issued and outstanding immediately prior to the Effective Time was converted into the right to receive $24.00 per share of Common Stock in cash, without interest and subject to all applicable withholding taxes. At the Effective Time, SRP held 3,156,732 shares of Common Stock.

Item 4.                                                         Purpose of Transaction.

Item 4 of the Original Statement is amended and supplemented by adding the following information to Item 4:

On February 28, 2018, 3,156,732 shares of Common Stock held by SRP converted into the right to receive $24.00 per share of Common Stock in connection with the Merger.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 of the Original Statement is amended and supplemented by adding the following information to Item 5:

(a)                                 As of February 28, 2018, each of the Reporting Persons beneficially owned zero shares of Common Stock.

(b)                                 Not applicable.

(c)                                  Except as otherwise described in this Schedule 13D/A, neither of the Reporting Persons has effected any transactions in the Common Stock or other equity securities of the Company during the last 60 days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is amended and supplemented by adding the following information to Item 6:

In connection with the Merger, the registration rights agreement among the Company, SRP and certain other stockholders and the investor rights agreement among the Company, SRP and certain other stockholders terminated.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or among the Reporting Persons and any other person with respect to any securities of the Company.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 7, 2018

SPLIT ROCK PARTNERS, LP, a Delaware limited partnership

By: SPLIT ROCK PARTNERS MANAGEMENT, LLC,
a Delaware limited liability company
Its: General Partner

By:	/s/ Stacy M. Campbell-Kraft
Name:	Stacy M. Campbell-Kraft
Title:	Authorized Representative

SPLIT ROCK PARTNERS MANAGEMENT, LLC,
a Delaware limited liability company

By:	/s/ Stacy M. Campbell-Kraft
Name:	Stacy M. Campbell-Kraft
Title:	Authorized Representative